For immediate release

ANOORAQ ANNOUNCES RESULTS FOR THE PERIOD ENDED SEPTEMBER 30, 2010

Anooraq improves mining performance, long-term strategy on track

November 11, 2010. Anooraq Resources Corporation (“Anooraq” or the “Company”) (TSXV: ARQ; NYSE Amex: ANO; JSE: ARQ) announces production from the Bokoni Platinum Mines (“Bokoni”) and its financial results for the three months ended September 30, 2010. This release should be read with the Company’s Financial Statements and Management Discussion & Analysis, available at www.anooraqresources.com and filed on www.sedar.com. Currency values are presented in South African Rand (ZAR), Canadian dollars (C$) and United States dollars (US$).

Highlights for the quarter:

  Tonnes produced up by 8% to 282,173, record square metres mined during September
  Development metres up by 8%
  4E oz remain constant quarter-on-quarter at 28,868 oz1
  Recoveries increased by 8%
  Concentrator automation completed

The third quarter of the 2010 financial year was focused on maintaining the production improvements achieved in the preceding quarters, with a noticeable increase in production tonnes, development metres, as well as recovered grades. The automation transition in the concentrator plant necessitated a plant shutdown during the quarter and the automation changeover was completed post quarter end, creating a stockpile of 32,000 tonnes (approximately 11% of total production for the period) to be treated in the final quarter of the year.

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1 4E consists of platinum, palladium, rhodium and gold.

Philip Kotze, President and Chief Executive Officer (“CEO”) of Anooraq, commented:

“The September quarter performance confirms our confidence in the orebody at Bokoni and the team we have put in place to extract maximum benefit for our stakeholders. Our mining performance continues to improve; we have increased mining face length availability and mined a record 22,139 square metres (m2) during the month of September. Our previous projections regarding vamping are coming to fruition, and these additional tonnes are delivering quality, low-cost ounces. This quarter gives us our first opportunity to measure our own performance over a full year, since the quarter ended September 30, 2009 was our first in management control at Bokoni, and we are satisfied with our progress. Comparing Q3 2009 to Q3 2010, production is up, development completed has improved significantly and costs are down. We continue to turn the Bokoni mine operations around to achieve sustainable operational improvements and long-term profitability.

The transition to a fully-automated system in the concentrator plant was completed shortly after the quarter ended and the shutdown period necessary for the changeover resulted in a stockpile of some 32,000 tonnes (containing approximately 3,700 PGM ounces), which will be treated in the December quarter. The improved recoveries at the concentrator, up 8% on the previous quarter, vindicate our belief in the new system. We are confident that in the coming quarters there will be improved mining performance and production efficiencies.”

Review of operational and financial performance

Safety
The Bokoni lost time injury frequency rate increased from 0.77 to 1.33 (per 200,000 hours worked) quarter-on-quarter, which is in line with the industry average. Seven shifts were lost at the operations as a result of Section 54 stoppages. The Company is working closely with the Department of Mineral Resources and the unions to manage safety proactively and a team safety training programme, called Matomo, has been introduced to raise individual awareness with respect to safety. The Company regrets to advise that on 7 November 2010, post quarter-end, an accident occurred at the Middelpunt Hill shaft in which an employee was fatally injured. The accident is being investigated and remedial measures will be introduced to prevent such accidents in the future.

Production
Tonnes produced increased 8% during the quarter to 282,173. In addition, development metres improved by 8% and a 70% increase in vamping tonnes was achieved. Although recoveries also improved by 8% during the quarter, to 3.67g/t 4E (recovered grade), metal production remained relatively flat quarter-on-quarter (“q-on-q”) at 28,868 4E ounces because 32,000 tonnes (approximately 11% of total tonnes produced) remained on the stockpile at quarter-end. The stockpile, which accumulated during the concentrator shutdown, translates into approximately 3,700 4E ounces that are not reflected in this quarter’s production numbers and accounts for the 11% decline to 252,862 tonnes milled for the quarter.

Mining productivity continued to improve, and is up 5% to 4.6m 2/Total Employee Costed (TEC). Despite the increase, there remains much room for improved operational efficiencies, as we seek to achieve our first productivity target - improvement to 6m2/TEC - in the medium term.

A summary of metal produced at Bokoni for the quarter is as follows:-.

Metal	Q2 2010 production	Q3 2010 production	Variance
Platinum (oz)	16,091	15,742	(2%)
Palladium (oz)	11,044	10,411	(6%)
Rhodium (oz)	1,769	1,685	(5%)
Gold (oz)	1,022	1,030	1%
Nickel (t)	232	219	(6%)
Copper (t)	137	131	(5%)

Costs

Despite the improvement in mining performance, lower milled volumes had a predictable adverse effect on unit operating costs which increased 10% to ZAR1,034 per tonne milled for the quarter. Higher winter electricity tariffs were also a factor in cost increases. Price levels for supplied electricity will return to normal summer rates in the December quarter. Yearly salary increases were implemented during the quarter, leading to an 8% rise in labour costs to the Company.

These cost increases and the lower ounces produced resulted in the 4E operating costs rising 2% and 5% to ZAR9,057/PGM oz and US$1,236/PGM oz, respectively.

Revenue

Revenue declined by 10% from C$38.4 million to C$34.5 million q-o-q, as a result of the lower basket price received and a lower number of ounces produced. The average exchange rate achieved for the period strengthened 3% to ZAR7.33:US$ 1.00 (Q2: ZAR7.55:US$ 1.00) . The rand strength translated into a 8% decrease in the gross average rand basket price achieved to ZAR8,804/PGM 4E oz and a similar 5% fall in the US$ prices to US$1,201/PGM 4E oz.

Profitability

The stockpile build up by quarter-end had a negative influence on revenues, resulting in decreased profitability and the mine incurred an operating loss for the quarter. The operating loss for the quarter was C$0.7 million (ZAR5.5 million) with the Company’s basic and diluted loss per share remaining constant at C$0.04 cents per share for the quarter (Q2 2010: C$0.03 cents per share).

Capital expenditure

Capital expenditure for the quarter was ZAR48.5 million (C$7.1 million), in line with the Company’s guidance on capital expenditure through to 2012. The pre-feasibility study at Boikgantsho and optimisation study at Ga-Phasha are progressing well and are due to be completed in 2011.

The Company’s drawdown on the Anglo Platinum2 operating cashflow shortfall facility (“OCSF”) to September 30, 2010 was ZAR327.9 million (C$48.2 million), leaving an available balance of ZAR422.1 million (C$62.1 million) for drawdown, should this be required going forward.

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2 See news release dated November 16, 2009 for further details.

Cash and facilities

The Company held cash-on-hand at the end of the period of ZAR210.1 million (C$30.9 million) and has access to medium-term debt facilities of approximately ZAR422.1 million (C$62.1 million) in order to finance its share of the three-year high growth plan at Bokoni.

Results presentation: conference call details

Philip Kotze, President & CEO of Anooraq, will host a conference call to discuss the Company’s operational and financial results for the quarter ended September 30, 2010 at 10:00 Eastern Standard Time (“EST”) (17:00 Central African Time (“CAT”)) on Thursday, November 11, 2010. The dial-in details for the conference call are listed below. A playback will be available for three days after the call on the Company’s website at www.anooraqresources.com. The presentation to be used during the call will be available for downloading at 09:00 EST (16:00 (CAT)) on Thursday, November 11, 2010.

Conference call
Johannesburg, South Africa	17:00 (local time)	Toll	011 535 3600
		Toll-free	0800 200 648
London, United Kingdom	15:00 (local time)	Toll-free	0800 917 7042
New York, United States	10:00 (local time)	Toll	1 412 858 4600
		Toll-free	1 800 860 2442
Toronto, Canada	10:00 (local time)	Toll-free	1 866 605 3852

Playback facility
SA & Other	Code 2159#	Toll	27 11 305 2030
United Kingdom	Code 2159#	Toll-free	0808 234 6771
United States & Canada	Code 2159#	Toll	1 412 317 0088

For and on behalf of the Board

Philip Kotze, President and Chief Executive Officer                             De Wet Schutte, Chief Financial Officer

For further information on Anooraq and its South African properties, please visit our website www.anooraqresources.com or call investor services in South Africa on +27 11 883 0831 or in North America on +1 800 667 2114.

Anooraq Resources Corporation
Philip Kotze
President and Chief Executive Officer
Office: +27 11 779 6800
Mobile: +27 83 453 0544

Joel Kesler
Executive: Corporate and Business Development
Office: +27 11 779 6800
Mobile: +27 82 454 5556

Russell and Associates
Charmane Russell / Nicola Taylor
Office: +27 11 880 3924
Mobile: +27 82 372 5816 / +27 82 927 8957

Macquarie First South Advisers
Melanie de Nysschen/ Annerie Britz/ Yvette Labuschagne
Office: +27 11 583 2000

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. The NYSE Amex has neither approved nor disapproved the contents of this press release.

Cautionary and Forward Looking Information

This document contains “forward-looking statements” that were based on Anooraq’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

•	uncertainties and costs related to the Company’s exploration and development activities, such as those associated with determining whether mineral resources or reserves exist on a property;
•

uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project; uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;

•	uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects;
•	operating and technical difficulties in connection with mining development activities;
•

uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;

•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to
	o	mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;
	o	expected effective future tax rates in jurisdictions in which our operations are located;
	o	the protection of the health and safety of mine workers; and
	o	mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);
•

changes in general economic conditions, the financial markets and in the demand and market price for gold, copper and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and South African rand;

•	unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);
•

changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining including processing and stock piling ore;

•	geopolitical uncertainty and political and economic instability in countries which we operate; and
•

labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Anooraq, investors should review the Company’s annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.